American Standard Energy Corp.
4800 North Scottsdale Road, Suite 1400
Scottsdale, Arizona 85251

September 15, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention:	Angie Kim
Division of Corporation Finance

RE:	American Standard Energy Corp.
Withdrawal of Registration Statement on Form S-1
Filed on August 29, 2011
File No. 333-176546

Ladies and Gentlemen:

    On behalf of American Standard Energy Corp., a Delaware corporation (the “Company”), I hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-176546), as initially filed with the Securities and Exchange Commission (the “Commission”) on August 29, 2011 (the “Registration Statement”), be withdrawn effective immediately.  The Company submits this request for withdrawal as it does not intend to pursue the contemplated registration of the securities covered by the Registration Statement.   The Registration Statement has not been declared effective, and none of the Company’s securities have been or will be sold pursuant to the Registration Statement or the prospectus contained therein.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter.  Please provide a copy of the Order to Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at American Standard Energy Corp., 4800 North Scottsdale Road, Suite 1400, Scottsdale, Arizona 85251, with a copy to the Company’s counsel, Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, Attention: Tonya Mitchem Grindon, Esq., via email at tgrindon@bakerdonelson.com or via facsimile at (615) 744-5607.

Should you have any questions regarding this request for withdrawal, please contact Tonya Mitchem Grindon, Esq., of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, by telephone at (615) 726-5607.

Very truly yours,

American Standard Energy Corp.

By:	/s/ J. Steven Person
J. Steven Person
President and Chief Executive Officer